ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ending

March 31, 2013 and 2012

(Expressed In Canadian Dollars)

NOTICE TO READERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the interim condensed consolidated financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Charted Accountants for a review of interim financial statements by an entity’s auditor.

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Financial Position

For The Nine Month Period Ended March 31, 2013

(Un-audited – Expressed In Canadian Dollars)

	March 31, 2013	June 30, 2012 Audited
ASSETS

	$	$
Current Assets
Cash and Equivalents (Note 4)	118	2,335
Accounts Receivable (Note 5)	14,304	8,159
Prepaid Expenses and Others	-	9,077
	14,422	19,751

Equipment		-

Intellectual Property (Note 6)	340,000	-

Total Assets	354,422	19,751

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 7)	190,306	347,235
Sponsorship Liability – Current portion (Note 8)	-	875,000
Short Term Loans (Note 9)	74,250	-
Promissory Notes (Note 10)	118,500	118,500
	383,056	1,340,735

SHAREHOLDERS’ DEFICIT

Share Capital (Notes 11, 12(a))	8,421,088	7,933,288
Reserves (Notes 12 (d)(e))	2,644,960	2,644,960
Deficit	(11,094,682)	(11,899,412)
	(28,634)	(1,321,164)

Total Liabilities & Shareholders’ Deficit	354,422	19,571

*See accompanying notes to the condensed consolidated interim financial statements

Going Concern (Note 1) Subsequent events (Note 20)

Approved on Behalf of the Board of Directors on May  xx, 2013

“Terrance Owen”

“Jamie Lewin”

Terrance Owen, Director

Jamie Lewin, Director

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

(Un-audited – Expressed In Canadian Dollars)

	The Three Month Period Ended		The Nine Month Period Ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

	$	$	$	$

Revenues
Gross Profit	-	(1,802)	-	21,375

Expenses

Advertising and Promotion	-	-	-	1,638
Amortization-Furniture and Equipment	-	539	-	1,619
Filing Fees and Transfer Agent	14,332	20,033	21,825	30,328
Interest and Bank Charges	159	207	644	842
Investor Relations	-	-	-	18,196
Legal and Accounting	1,605	-	12,870	1,532
Management/Consulting Fees	15,000	19,000	45,000	134,442
Office and Miscellaneous	2,263	5,757	5,087	18,078
Product Registration & Development	1,682	8,746	8,382	23,886
Rent	-	-	-	28,187
Wages and Benefits	-	-	-	63,017
Inventory Write Downs	-	(2,099)	-	(2,099)
Total Expenses	35,041	52,183	93,808	319,666

Other Items
Finance Expense	-	-	-	-
Income	-	-	2,110	-
Net Gain on Liabilities Settled	(10,352)	108,727	896,428	102,341
	(10,352)	108,727	898,538	102,341

Income/(Loss) and Comprehensive Income/ (Loss) for the Period	(45,393)	54,742	804,730	(195,950)

Basis Earnings/(Loss) Per Share $	(0.003)	0.01	0.06	(0.03)
Diluted Earnings/(Loss) Per Share $	(0.003)	0.01	0.06	(0.03)
Weighted Average of Shares Outstanding	13,713,232	6,399,679	13,713,232	6,399,679

*See accompanying notes to the condensed consolidated financial statements

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Changes In Shareholder’s Equity

For The Nine Month Periods Ended March 31, 2013 and 2012

(Un-audited – Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance June 30, 2012	6,959,680	7,933,288	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during period
For Cash	-	-	-	-	-	-
For Debt (Note 11 )	11,257,395	147,800	-	-	-	147,800
For Assets (Note 11 )	3,400,000	340,000	-	-	-	340,000
Share issue costs	-	-	-	-	-	-
Finder’s fees	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-
Warrant in placement	-	-	-	-	-	-
Warrants expired	-	-	-	-	-	-
Net comprehensive loss	-	-	-	-	804,730	804,730

Balance March 31, 2013	21,617,075	8,421,088	1,004,346	1,640,614	(11,094,682)	(28,634)

	Number Of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance June 30, 2011	6,399,680	7,921,708	964,025	1,640,613	(11,592,848)	(1,066,502)
Issued during period
For Cash	-	-	-	-	-	-
For Debt	-	-	-	-	-	-
For Assets	-	-	-	-	-	-
Share issue costs	-	-	-	-	-	-
Finder’s fees	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-
Warrant in placement	-	-	-	-	-	-
Net comprehensive loss	-	-	-	-	(195,950)	(195,950)

Balance March 31, 2012	6,399,680	7,921,708	964,025	1,640,613	(11,788,798)	(1,262,452)

*See accompanying notes to the condensed consolidated financial statements

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Cash Flow

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

(Un-audited – Expressed In Canadian Dollars)

	The Three Month Period Ended		The Nine Month Period Ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
	$	$	$	$
Operating Activities:

Income/(Loss) and Comprehensive Income/(Loss) for the Period	(45,393)	54,742	804,730	(195,950)
Items Not Involving Cash
Amortization – Furniture and Equipment	-	539	-	1,619
Gain on shares for debt	10,352	-	(896,428)	-
Inventory Write-down	-	-	-	-
Accretion of Sponsorship Liability	-	-	-	-
	(35,041)	55,281	(91,698)	(194,331)

Changes in Non-Cash Working Capital Items
Decrease/(Increase) in Accounts Receivable	721	28,372	(6,145)	49,691
Decrease/(Increase) in Inventory	-	-	-	38,677
Decrease/(Increase) in Prepaid	9,077	(1,221)	9,077	16,945
(Decrease)/ Increase in Accounts Payable and Accruals	5,807	(88,315)	12,299	39,952
	15,605	(5,883)	15,231	(49,066)

Investing Activities:
Purchase of Assets	-	-	-	-
Decrease/(Increase) in Short Term Investments	-	-	-	-
	-	-	-	-

Financing Activities:
Net Proceeds on Issuance of Shares	-	-	-	-
Short Term Loans	18,044	-	74,250	-
Promissory Notes		6,650	-	41,500
	18,044	6,650	74,250	41,500

Increase/ (Decrease) in Cash	(1,392)	737	(2,217)	(7,566)

Cash, Beginning of Period	1,510	762	2,335	9,095
Cash, End of Period	118	1,529	118	1,529

Transactions Not Involving Cash	Mar 31, 2013	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012

Shares for Debt (Payables, COC & Mgmt.)	-	-	147,800	-
Shares for Assets (Pedia Safe License)	-	-	340,000	-
Total	-	-	487,800

*See accompanying notes to the condensed consolidated financial statements

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

1.

NATURE OF OPERATIONS AND GOING CONCERN

ALDA Pharmaceuticals Corp. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)”.  The address of the Company’s corporate office and principal place of business is located at Suite 1518, 1030 West Georgia Street, Vancouver, BC, Canada, V6E-2Y3.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to an insider of the Company as discussed in more detail in Note 14(a). The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

These condensed consolidated interim financial  statements  have  been  prepared  on  the  basis  of  accounting  principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected.

In  the  event  that  cash  flow  from operations,  if  any,  together  with  the  proceeds  from any  future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These condensed consolidated interim financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	March 31, 2013 $	June 30, 2012 $
Deficit	(11,094,682)	(11,899,412)
Working capital/ Working capital deficiency	(28,634)	(1,321,164)

2.

STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited annual financial statements for the year ended June 30, 2012.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

These condensed interim consolidated financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that these condensed interim financial statements be read in conjunction with the most recent audited annual financial statements of the Company for the year ended June 30, 2012.

3.

BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future.  The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, decommissioning, restoration and similar liabilities and contingent liabilities.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in these condensed interim consolidated financial statements are as follows:

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant estimates applied by the Company are as follows:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary, Sirona Therapeutics Corp. (“Sirona”).  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.   All significant inter-company balances and transactions have been eliminated on consolidation.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

3.

BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS (CONT’D)

Changes in significant accounting policies

The Company has not adopted new accounting policies since its recent year ended June 30, 2012. The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after January 1, 2013.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS

31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, provides   the guidance on the measurement of   fair value and related disclosures through a fair value hierarchy.

4. CASH AND EQUIVALENTS

March 31, 2013 $	June 30, 2012 $
118	2,335

5. ACCOUNTS RECEIVABLE

	March 31, 2013 $	June 30, 2012 $
Receivables	7,600	7,600
Interest on Notes	-	1,275
Value Added Tax (HST)	6,705	(716)
	14,304

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

6.

INTELLECTUAL PROPERTY

	March 31, 2013 $	June 30, 2012 $
Pedia Safe License	340,000	-

On September 17, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.10 per share. This transaction did not result in a change of control or in the creation of new insiders.

7. PAYABLES AND ACCRUED LIABILITIES

	March 31, 2013 $	June 30, 2012 $
Accounts Payable	129,006	330,986
Accruals (Audit & management Fees)	61,300	15,000
Payroll Withholdings	0	(187)
Unearned Revenue	0	1,436
		347,235

8. SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  As June 30, 2012, the total outstanding sponsorship liability was $875,000.  The Company has been unable to pay the remaining $875,000 that was owed to the Canadian Olympic Committee (“the COC”) under the terms of the Sponsorship. As a result, the Company has agreed to stop using the Olympics marks. Also, with the agreement of the Company, the full amount of the COC liability has been assigned by the COC to a third party.

On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at an average value of $0.083 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

Escrow Schedule:

Release Date	To Be Released	Release Date	To Be Released
September 4, 2012	10% or 1,068,750 securities	September 4, 2014	15% or 1,603,125 securities
March 4,2013	15% or 1,603,125 securities	March 4, 2015	15% or 1,603,125 securities
September 4, 2013	15% or 1,603,125 securities	September 4, 2015	15% or 1,603,125 securities
March 4, 2014	15% or 1,603,125 securities	Total	10,687,500 securities

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

9.

SHORT TERM LOANS

	March 31, 2013 $	June 30, 2012 $
Canagen Pharmaceuticals	59,807	-
Mani Chopra	13,343	-
E3 Energy	1,100
	74,250	-

These loans do not bear interest and do not have a term.

 10.

PROMISSORY NOTES

	March 31, 2013 $	June 30, 2012 $
Related Parties	106,000	106,000
Non-related Parties	12,500	12,500
	118,500	118,500

During the year ended June 30, 2012, the Company received another financial loan in the net amount of $29,000 from companies controlled by a director of the Company.  The promissory notes are due on demand, and were to bear interest at a rate of 12% per annum.  In debt settlement agreements dated June 14, 2012 between the Company and the companies owned by a director of the Company, all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month after financings which total at least $250,000, after filing and finder’s fees are completed.

During the year ended June 30, 2012, the Company received a financial loan in the net amount of $12,500 from the third party.  The promissory notes are due on demand with 0% interest rate.

During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 from companies controlled by the directors of the Company.   The promissory notes are due on demand, and were to bear interest at a rate of 12% per annum.  In debt settlement agreements dated June 14, 2012 between the Company and the companies owned by a director of the Company, all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month after financings which total at least $250,000, after filing and finder’s fees are completed.

11. SHARES ISSUED FOR DEBT AND ASSETS

	March 31, 2013 $	Shares	June 30, 2012 $
COC Assignment Sept. 12, 2012	87,500	10,687,500	-
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600	-
Intellectual Property Sept 21, 2012	340,000	3,400,000	-

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

12.   SHAREHOLDERS’ EQUITY

a)    Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680.   All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation. In April 2012, 506,000 shares were issued through a private placement. At June 30, 2012 there were 6,959,680 shares issued and outstanding.

During the nine month period ended March 31, 2013, the company issued 14,657,395 shares for debt and assets. At March 31, 2013 there were 21,617,075 shares issued and outstanding.

Private Placements

i)     On March 21, 2013 the Company announced a non-brokered private placement to raise up to $800,000 by the issuance of up to 8,000,000 units at a price of $0.10 per unit. Each Unit would be exchangeable for one common share of the Company and one share purchase warrant. Each warrant would entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

ii)

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $56,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

iii)   On January 12, 2011, the Company closed a private placement for total gross proceeds of

$200,000.  A total of 200,000 units of the Company were issued at a price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $2.00 per common share for a period of 24 months from the date of issuance of the purchase warrant with a forced exercise prevision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on May 13,

2011.  Legal fees of $5,626 were charged against share capital in connection with the private placement.  Warrants were valued at $18,676.

iv)  On September 7, 2010, the Company closed a private placement for total gross proceeds of

$327,500.  A total of 327,500 units of the Company were issued at a price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $2.00 per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.  Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

12.

SHAREHOLDERS’ EQUITY (CONT’D)

Shares issued for debt

On September 7, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,299.76 would be settled by issuing 11,257,395 common shares to creditors at an average value of

0.083 per share.  Of  these  shares,  10,687,500  were  are  subjected  to  resale  restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

The remaining 569,895 shares were subject to a 4-month hold period running from the date of issuance. There was no change of control or new insiders created as a result.

Shares issued for assets

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.10 per share. This transaction did not result in a change of control or in the creation of new insiders.

Warrants exercised

i)

During the year ended June 30, 2010, 138,000 warrants were exercised by the holders at an exercise price range of $4.50 per warrant for total gross proceeds of $621,000. Warrant value of $74,506 previously recorded in contributed surplus for warrants were credited to share capital.

ii)   On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 600,000 outstanding share purchase warrants issued as part of the non- brokered private placement of common share units that closed on September 30, 2009. Pursuant to the extension, the applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of $4.00 per share will remain the same.

As a result of the extension, the Company recorded a warrant revaluation expense of $24,600 for the incremental value of the modified warrants with a corresponding credit to contributed surplus.  The incremental value of the modified warrants were measured by the difference between the fair value of the modified warrants determined using the Black-Scholes option pricing model and the value of the old warrants immediately before its term was modified, determined based on the shorter of its remaining expected life and its expected life of the modified warrants.

b)   Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The options can be granted for a maximum term of

5 years and generally vest either immediately or in specified increments of 25%.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

12.   SHAREHOLDERS’ EQUITY (CONT’D)

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time.   Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes during each year is presented below:

	Nine Month Period Ended March 31, 2013		Year Ended June 30, 2012
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	288,000	$3.20	288,000	$3.20

Options canceled	(215,500)

Ending Balance	72,500	2.88	288,000	$3.20

The following table summarizes information about stock options outstanding at March 31, 2013:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
20,000	$ 2.00	October 31, 2013	20,000	$ 2.00
40,000	$ 2.50	June 4, 2014	40,000	$ 2.50
12,500	$ 5.50	October 15, 2014	12,500	$ 5.50
72,500			72,500

(i)

On October 31, 2008, the Company granted options to acquire 55,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise price of $2.00 with an exercisable term of five years expiring on October 31,2013. 50,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized. 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant.

(ii)

On June 5, 2009, the Company granted options to acquire 160,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise of $2.50 with an exercisable term of five years expiring on June 4, 2014. 145,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized. 15,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant.

(iii)

On October 15, 2009, the Company granted options to acquire 75,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise of $5.50 with an exercisable term of five years expiring on October 15, 2014.70,000 options vested immediately with an estimate fair value of $0.46 per share resulting$324,935 in stock based compensation expense being recognized. 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant. In 2010, 2,000 were canceled when an employee left the company.

(iv)

During the quarter ended December 31, 2012, options totaling 215,500 were cancelled due to the resignation of Directors of the Company, leaving a balance of 72,500 options.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

12.   SHAREHOLDERS’ EQUITY (CONT’D)

c)

Warrants

The  Company  has  issued  warrants  entitling  the  holders  to  acquire  common  shares  of  the

Company. A summary of changes in unexercised warrants is presented below:

	Warrants @2.00 1	Warrants @ $2.00 2	Warrants @ $.020 3	Warrants @ $4.50	Total
Outstanding June 30, 2011	327,500	200,000	-	600,000	800,000

Wts. Expired		-	-	(600,000)	(600,000)
Wts. Issued		-	560,000	-	560,000

Outstanding June 30, 2012	327,500	200,000	560,000	-	1,087,500

Wts. Expired	(327,500)	(200,000)			(527,500)
Outstanding Mar 31, 2013	-	-	560,000	-	560,000

(1) Exercisable at a price of $2.00 per warrant until September 7, 2012, granted pursuant to private placement.

(2)  Exercisable at a price of $2.00 per warrant until January 11, 2013, granted pursuant to private placement.

(3)  Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27,

2014, granted pursuant to a private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	June 30, 2012	June 30, 2011
Dividend yield	0%	0%
Expected volatility	264%	75.5 – 93.6%
Risk free interest rate	1.69%	1.41 – 1.68%
Expected average term	2 yrs.	2 yrs.

d)   Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount remains in the warrant reserve.

	March 31, 2013	June 30, 2012
Beginning Balance	$ 1,004,346	$ 964,026
Private Placement		40,320
Warrant Expired	(76,257)	-
Ending Balance	928,089	$ 1,004,346

•

On September 07, 2012 327,500 warrants having a value of $57,581 expired.

•

On January 12, 2013 200,000 warrants expired having a value of $18,676 expired

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the reserve.

	March 31, 2013	June 30, 2012
Beginning Balance	$ 1,640,614	$ 1,640,614
Options Granted	-	-
Options Expired	-	-
Ending Balance	1,640,614	$ 1,640,614

13.  NOTICES OF CLAIM

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,727.93 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at December 31, 2012.

On March 29, 2012, ACD Insurance Services Ltd. filed a Notice of Claim (“the ACD Claim”) in the Provincial Court of British Columbia, North Vancouver against the Company for $2,148.00 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company. The ACD claim was assigned to a third party who accepted 21,480 shares of the Company in settlement of the ACD claim on December 31, 2012.

14.  RELATED PARTY TRANSACTIONS

a)   During the nine months ended March 31, 2013, the Company was invoiced for management fees of $45,000 (March 31, 2012 - $134,442)

The Company issued 397,600 shares to settle $39,760 of management fees owed and the balance of $119,280 was booked to gain on debt settlement. During the year ended June 30, 2012 $125,4400 of consulting fees were settled for the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada

b)   During  the  nine month period  ended  March 31,  2013,  the  Company  paid  rent  of  $Nil  (March 31, 2012  -  $Nil)  to companies controlled by directors of the Company.

c)   During the nine month period ended March 31, 2013, the Company received net financial loans in the amount of $900 (March 31, 2011 - $29,000) from companies controlled by the directors of the Company.

d)    During the nine month period ended March 31, 2013, the Company was invoiced $7,375 (March 31, 2012 - $nil) to a company owned by a director for accounting services.

 These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

15. CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and its equivalents in the definition of capital, which totaled $(28,634) (June 30, 2012: ($1,318,829)). The Company’s objectives when managing capital is to maintain sufficient cash resources to support its day-to-day operations.  The Company includes shareholders’ equity and cash and its equivalent in the definition of capital. The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

16.   SEGMENTED INFORMATION

The Company’s assets as well as sales are all located and have occurred all in Canada.

17.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)    Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits. The Company’s cash and equivalents  are  held  through  a  large  Canadian  financial  institution.    Cash  equivalents  are

composed of financial instruments issued by Canadian banks with high investment-grade ratings.

The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

b)   Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2013, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year and Promissory Notes valuing $118,500.

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)    Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

            ii)   Interest rate risk

     Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of                             changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents

                    in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations      in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

d)   Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii)  The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at March 31, 2013
	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents
(Held-for-trading)	$ 118	$ 118	$ -	$ -
Accounts receivable
(Loans and receivables)	14,304	14,304	-	-
Accounts payables and accrued liabilities
(Other financial liabilities)	190,306	190,306	-	-
Promissory notes
(Other financial liabilities)	111,850	111,850	-	-

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three and Nine Month Periods Ended March 31, 2013 and 2012

18.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

19.   INCOME TAXES

The Company has net operating loss carry forwards of approximately $9,608,498 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2014	603,255
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,854,000
2032	444,020
TOTAL	9,608,498

20.   SUBSEQUENT EVENTS

•

On April 26, 2013 the Company held its AGM. The following Directors were elected – Terrance Owen, Thomas Kennedy, Eugene Beukman and Jamie Lewin. The following officer appointments were made: Terrance Owen as Chief Executive Officer and Jamie Lewin as Chief Financial Officer.

•

On May 14, 2013 the TSX-V gave Final Approval to the March 21, 2013 announced private placement for $800,000.